MAG Silver Corp. December 20, 2007
For Immediate Release N/R #07-34

MAG SILVER & PEÑOLES: VALDECAÑAS VEIN UPDATE: DRILLING BEGINS ON JUANICIPIO VEIN

Drill hole GA cuts 6.02 metres of 562 g/t (16.4 opt) silver, and 0.55 g/t gold

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) and Industrias Peñoles, S.A.B. DE C.V. (“Peñoles”) announce assay results have been received for Holes GA and UE. Drilling has now also started on a second vein (Juanicipio) targeting the same untested elevation (down dip) as the high grade zone at Valdecañas.

Hole GA intersected the Valdecañas Vein almost 115 metres up-dip from Hole GB (See press release dated November 5, 2007).   Hole GA returned a core length of 7.35 metres(6.02 metres true width) grading 562 grams per tonne (g/t) silver (16.4 ounces per ton (opt)), 0.55 g/t gold, 0.80% lead and 1.92% zinc.   This includes a 3.0 metre (2.46 metres true width) section grading 1,048 g/t (30.6 opt) silver, 1.18 g/t gold, 1.75% lead and 2.23% zinc.

Hole UE intersected a core length of 10.45 metres (10.09 metres true length) of28 g/t (0.82 opt) silver, 0.48 g/t gold, 0.19% lead and 0.41% zinc. Included in this intersection is a 3.0 metre zone of 57.9 g/t (1.69 opt) silver, 1.01 g/t gold, 0.39% lead and 0.68% zinc. Hole UE lies on the eastern property boundary and projects from the joint venture property onto Peñoles held property.

Two other drill holes have been completed on section G (most westerly section) and assay results are pending.  Drills are operating on section I located on the western end of the vein and section U on the extreme east end.

A drill is presently operating to test the down dip potential on the parallel and separate Juanicipio vein. This vein is located 1,100 metres south of the Valdecañas Vein and was first intersected by MAG in 2003 in Hole JI-03-01. Information from the drill program at Valdecañas suggests that the original Juanicipio Vein intersection (2.0 metres of 689 g/t silver and 11.64 g/t gold) occurs at an elevation near the very top of the high grade silver / gold zone. Peñoles also intersected this vein in 2005 almost 100 metres to the east but at an elevation now known to be well above the gold / silver zone. The Juanicipio Vein is open at depth and along strike.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True Width
			metres	g/t	opt	g/t	%	%	metres
JI-07-GA	669.50	676.85	7.35	562	16.4	0.55	0.80	1.92	6.02
Including	671.90	674.90	3.0	1,048	30.6	1.18	1.75	2.23	2.46
JI-07-UE	787.75	798.2	10.45	28	0.82	0.48	0.19	0.41	10.09
Including	787.75	790.75	3.0	57.9	1.69	1.01	0.39	0.68	2.90

These drill results are from the 28,000 metre definition drill program currently underway on the Valdecañas silver / gold vein discovery within the Juanicipio Joint Venture, Fresnillo District, Zacatecas State, Mexico. For further information please see the longitudinal section attached and other diagrams at www.magsilver.com. The vein remains open to the east, the west and down dip.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within in a district where he is familiar with the style and continuity of mineralization.

About Peñoles(www.penoles.com.mx)
Industrias Peñoles, S.A.B. DE C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

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For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development
Website:  www.magsilver.com
Phone:  (604) 630-1399
Toll free:  (866) 630-1399
Email:  info@magsilver.com
Fax:  (604) 484-4710

For further information on behalf of Industrias Peñoles, S.A. DE C.V.
Contact Emilio Fandiño, Investor Relations
Website:  www.penoles.com.mx
Phone:  52 (55) 5279 3250
Email:  Emilio_Fandino@penoles.com.mx
Fax:  52 (55) 5279 3217

Neither the TSX nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

VALDECAÑAS VEIN - VERTICAL LONGITUDINAL SECTION

December, 2007

(Interpretation subject to change)

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Legend
Proposed Hole
In Progress
Completed Hole
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
Peñoles
MAG/Peñoles
1,500 m
Rhyolites
Shales and Sandstones
meters above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
600
JI-07-GY
JI-07-GZ
Assays Pending
JI-07-GA
6.0m / 562g/t Ag / 0.55g/t Au
(see December 20th press release)
JI-07-GB
2.9m / 317g/t Ag / 1.90g/t Au
JI-07-GC
5.8m / 1,635g/t Ag / 0.51g/t Au
JI-07-GD
16.1m / 1,175g/t Ag / 3.66g/t Au
GE
IB
IC
Restarted
ID
No Significant Value
IF
JI-07-IE
4.6m / 1,843g/t Ag / 4.43g/t Au
JI-03-07
0.3m / 593g/t Ag / 0.53g/t Au
JI-06-MA
0.7m / 12g/t Ag / 0.04g/t Au
JI-07-KC
0.6m / 401g/t Ag / 0.19g/t Au
JI-06-MB
1.5m / 2,210g/t Ag / 6.96g/t Au
JI-06-KD
9.8m / 2,279g/t Ag / 2.66g/t Au
JI-06-MC
7.0m / 1,347g/t Ag / 0.50g/t Au
JI-05-16
5.5m / 1,798g/t Ag / 2.91g/t Au
JI-06-ME
7.0m @ 1,703g/t Ag, 3.45g/t Au
JI-07-KE
4.5m @ 82.7g/t Ag, 0.73g/t Au
JI-06-MF
7.2m @ 675g/t Ag, 1.43g/t Au
JI-07-MG
4.6m @ 192g/t Ag, 2.29g/t Au
QC
Hole Lost / No Recovery
OB
OD(R)
OD
Hole Lost / No Recovery
OE
Hole Lost / No Recovery
OF
QA
QB
QC
QD
QE
SA
SB
SE
JI-07-SD
4.0m / 271g/t Ag / 2.78g/t Au
UD
JI-07-UE
10.0m / 28g/t Ag / 0.48 g/t Au
MAG